FORM 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Rubicon Minerals Corporation (“Rubicon”)
1540 - 800 West Pender Street
Vancouver, B.C.  V6C 2V6

Item 2.	Date of Material Change

March 30, 2009

Item 3.	News Release

The news release was disseminated via Marketwire on March 30, 2009.

Item 4.	Summary of Material Change

Rubicon Announces $25 million Expanded 12 Month Drill Program

F2 Gold Zone, Phoenix Gold Project, Red Lake Ontario

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE Amex) is pleased to announce that its Board of Directors have approved an expanded exploration program, to include a minimum of 80,000 metres (262,000 feet) of diamond drilling at its flagship Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District.  The 12-month, accelerated and expanded program has been designed in response to continuing excellent gold intercepts from the F2 Gold Zone to test the extent of the gold system well beyond the core area drilled to date (see news releases from March 12, 2008, onwards for drill results).

Please see the News Release and map attached for further details.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

David W. Adamson, President & CEO (Tel: (604) 623-3333)

Item 9.	Date of Report

April 9, 2009

News Release
TSX:RMX | NYSE Amex:RBY March 30, 2009

Rubicon Announces $25 million Expanded 12 Month Drill Program
F2 Gold Zone, Phoenix Gold Project, Red Lake Ontario
-80,000 metre (262,000 foot) program will test an area six times that of the current F2 Core Zone-

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE Amex) is pleased to announce that its Board of Directors have approved an expanded exploration program, to include a minimum of 80,000 metres (262,000 feet) of diamond drilling at its flagship Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District.  The 12-month, accelerated and expanded program has been designed in response to continuing excellent gold intercepts from the F2 Gold Zone to test the extent of the gold system well beyond the core area drilled to date (see news releases from March 12, 2008, onwards for drill results).

“The F2 Gold Zone is a significant discovery and our recent results indicate both that high-grade gold intercepts extend well beyond our core area of drilling and that the limits of the gold system are yet to be defined.  With our strong treasury, we are able to fast track our program through the advantage of drilling from underground.  Our goal is to demonstrate the significant size potential of this high-grade gold system.  Our aggressive 12 month program will rank as one of the most drill-intensive programs in the marketplace and will provide a steady stream of results throughout.” stated David Adamson, President and CEO.

Program summary

To effectively drill this large, prospective target area, currently at least 1200 metres laterally by 1200 metres vertically, (and open in both directions) the scope of the new program has been modified (see Figure 1). It is planned to drill up to 60,000 metres from underground commencing with two drill rigs and increasing to four drill rigs as access becomes available.  Underground drilling will be supplemented by 1-2 surface rigs that are currently drilling at the F2 Gold Zone. These will continue to test the system at shallow to moderate depths and to ‘scout’ test targets beyond the F2 Gold Zone.

The Company will also target shallow to moderate portions of the F2 system by drilling from the deepest level of the existing underground workings located 120 metres below surface. This drilling is currently scheduled to commence in May, 2009.  Concurrent with this drilling, the existing shaft will be extended by 230 metres to a depth of 350 metres below surface. From this elevation, a 200-400 metre drill drift is planned from which a large portion of the prospective gold target area can be effectively drill tested.  This drilling is scheduled to commence once shaft deepening is completed at which point four underground drill rigs will be in operation. The development and drill plan as described above may be further modified as both drilling results and development progress.

Rubicon Minerals Corporation is a well-funded exploration company, focusing on exploring for gold in politically safe jurisdictions with high geological potential.  Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.  In addition to its Red Lake holdings, Rubicon controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 25% of the issued shares of the Company.

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", “suggest” and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependant on projections which will need to be confirmed when underground work is commenced. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Surface
Long Section Looking North West
Existing Underground Workings
Shaft Extension
Area of wider Spaced Surface Drilling
Drill Drift -350m level
1200 m
Area of Underground Drilling ~70m spaced holes
Area of wider Spaced Underground Drilling
Drill Intercepts
> 15 g/t gold
5-15 g/t gold
2-5 g/t gold
0
250
500
metres
1200 m